KPMG Peat Marwick LLP

200 Crescent Court  Telephone 214 754 2000   Telefax 214 754 2297
Suite 300
Dallas, Texas 75201-1885






Securities and Exchange Commission
 Washington, D.C. 20549


  November 18, 1998

Ladies and Gentlemen:

We were previously principal accountants for Arrow-Magnolia International, Inc. and, under the date of February 6, 1998, we reported on the consolidated financial statements of Arrow-Magnolia International, Inc. and Subsidiaries as of and for the years ended December 31, 1997 and 1996. On November 18, 1998, we resigned. We have read Arrow-Magnolia International, Inc.'s statements included under Item 4 of its Form 8-K dated November 18, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Arrow-Magnolia International, Inc.'s statement that the change was approved by the Audit Committee and the Board of Directors of Arrow-Magnolia International, Inc.


Very truly yours,


/s/ KPMG Peat Marwick LLP